Exhibit 23.7

Consent of Independent Auditor

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 11, 2013, with respect to the statements of revenue and certain expenses of PPC Montebello, LLC for the period April 5, 2010 (inception) through December 31, 2010, and for the year ended December 31, 2011 included in its Form 8-K dated March 12, 2013 and incorporated by reference in the Registration Statement (Form S-4) of Essex Property Trust, Inc. and related Prospectus for the registration of its common stock in connection with the merger of BRE Properties, Inc. and Essex Property Trust, Inc.

/s/ Ernst & Young LLP

San Francisco, California

January 27, 2014